Exhibit 11.1

INSIDER TRADING POLICY
As amended and adopted by Castor Maritime Inc., on March 11, 2026

Version 2

A.	INSIDER TRADING POLICY

1.	General

The common shares of Castor Maritime Inc. (the “Company”) are listed on the Nasdaq Capital Market and registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Pursuant to the Exchange Act, the Company files annual and other reports with the US Securities and Exchange Commission (the “SEC”).

The Exchange Act prohibits the misuse of material, non-public information and  also requires that Section 16 Insiders of the Company (as defined below) report their beneficial ownership of all equity securities of the Company and changes in that ownership. In order to avoid even the appearance of impropriety, the Company has instituted procedures to prevent the misuse of non-public information and promote compliance with Section 16(a) of the Exchange Act.

The Policy extends to each Insider’s activities within and/or outside their duties at the Company.  Each Insider must read and retain this statement.

This policy (the “Policy”) will be administered and supervised by the Head of the Legal Department of Castor Ships S.A. (the “HoL”) or, in any case in which the HoL  (or any of the persons or entities described in Sections 2(b) and 2(c) of this Policy with respect to the HoL) proposes to trade in securities covered by this Policy, by the Company’s Chief Financial Officer.  Please pay special attention to the “Blackout”,  “Trading Window”, “Pre-Clearance of Trades” and “Post-Trade Reporting” policies discussed in this memorandum.

In addition to any other consequences under applicable law, failure to comply with the Policy may result in severe consequences, including employee termination and disciplinary action. See “Penalties for insider trading” below.

2.	Whom does the policy cover?

The Policy covers the persons listed below (collectively, the “Insiders”):

(a)
all of the Company’s and its subsidiaries’ officers, directors and employees, and persons performing similar functions, including for the avoidance of doubt any employees, officers or directors of the Company’s manager, Castor Ships S.A. οf these, the Company’s Chief Executive Officer, Chief Financial Officer, such other executive officers of the Company that have been advised that they are an “officer” for purposes of Section 16(a) of the Exchange Act and each director of the Company are referred to as “Section 16 Insiders”;

(b)
relatives who are members of the same household, the spouse, partner equivalent to a spouse under national law and anyone else who resides with any of the individuals identified in (a) above, as well as family members who do not reside with the individuals identified in (a) but whose transactions in Securities (as defined in Section 5 below) are directed by, or are subject to the influence or control of, the foregoing (such as parents or children who consult with an insider before they trade in Securities);

(c)
any other natural or legal person, trust or partnership (i) whose managerial responsibilities are discharged by, (ii) which is directly or indirectly controlled by, or (iii) whose economic interests are substantially equivalent to, an insider referred to under (a) or (b).

In addition, from time to time a person can become a “temporary insider” and be subject to this Policy if they are given access to material non-public information or receive material non-public information from an Insider. A temporary insider can include, among others, third-parties, the Company’s attorneys, accountants, consultants, bank lending officers, and the employees of those organizations. The Company will seek to notify these persons when they become Insiders, but all persons nonetheless have a duty not to trade in Securities (as defined below) if they are in possession of material non-public information.

For the avoidance of doubt, the Company shall not be deemed an Insider for purposes of this Policy.

The Company forbids any Insider from trading, either for their personal account or on behalf of others, while in possession of material non-public information, or communicating material non-public information to others in violation of the law. This prohibited conduct is often referred to as “insider trading.”
3.	What is insider trading?

Although “insider trading” is not defined in the securities laws, the term “insider trading” is generally used to refer to trading while in possession of material non-public information (whether or not one is an Insider) and/or to communications of material non-public information to others.  The law in this area is generally understood to prohibit, among other things:
■	trading by an Insider while in possession of material non-public information;

■
trading by a non-Insider while in possession of material non-public information, where the information either was disclosed to the non-Insider in violation of an Insider’s duty to keep it confidential or the information was misappropriated;

■	wrongfully communicating, or “tipping”, material non-public information to other persons who may use such information to trade in Securities;

■	recommending or inducing third parties to trade in Securities while in possession of material non-public information.

As used in this Policy, “trading” includes placing Securities in margin accounts or pledging Securities and gifts of Securities.

4.	Elements of insider trading

As a general guide, certain components of what amounts to “insider trading” are described below.

The term “material non-public information” refers to information about the Company, its subsidiaries or the Securities that is not known to persons outside the Company or is otherwise non-public and that could be considered material to an investor in making an investment decision relating to the Securities (including a decision to buy or sell Securities).

What information is material?

Information generally is considered “material” if:

■	there is a substantial likelihood that an investor would reasonably consider the information important in making an investment decision, or

■	the information is reasonably certain to have a substantial effect on the price of the Securities.

Information may be material whether it is negative or positive . You should assume that information is  material unless it is trivial or of no interest to the public. It is not possible to identify every type of information that could be material, or every context in which otherwise ordinary information might become material. For that reason, if you have any concern that information within your possession may be material, it is your responsibility to seek appropriate advice from the HoL (or, in the case of the HoL (or any of the persons or entities described in Sections 2(b) and 2(c) of this Policy with respect to the HoL), from the Chief Financial Officer)  before trading in Securities.

Examples of material information typically include, but are not limited to:

■	the Company’s financial results, earnings estimates not previously disseminated and material changes in previously-released earnings estimates or forecasts;

■	vessel acquisitions or dispositions and other significant asset purchases or sales;

■	dividend policy changes and share buybacks;

■	tender offers, mergers, business combinations or acquisition proposals or agreements;

■	major litigation developments and significant regulatory actions;

■	status of covenants compliance and communications with lenders and investment banks;

■	material changes in liquidity including both challenges and improvements;

■	major changes in management or the board of directors;

■	material amendments to the constitutional documents of the Company; and

■	investments or prospective investments in securities (including but not limited to bonds, debentures, shares or stocks or derivatives thereof) by the Company.

What information is non-public?

Information is non-public if it has not been disseminated in a manner reasonably designed to make it available to the investing public generally.  Information becomes public when it is disseminated to the public and there has been adequate time for the public to digest that information. The amount of time since the information was first disseminated ordinarily is a factor regarding whether the information is considered “public”.

The belief that material information was public at the time an Insider trades does not relieve that Insider from liability.

5.	What securities are covered by this Policy?

This Policy applies not only to the Company’s common shares, but also any other securities issued by the Company, including any preferred shares, bonds and notes and the shares, bonds and notes of any of the Company’s subsidiaries and derivative securities of such securities (such as options, puts, calls or warrants or any other financial instrument by which the above securities can be acquired or subscribed or the value of which is derived from the value of the Company’s securities) whether or not issued by the Company (and whether or not settled in such securities or in cash) (collectively, the “Securities”).

In addition, this Policy applies to securities of a third party to the extent that an Insider acquires material non-public information in relation to that third party or the securities of that third party as a result of the Insider’s employment with, or service to, the Company.

For purposes of reporting by Section 16 Insiders under Section 16(a) of the Exchange Act only, “Securities” means common shares and any other equity securities of the Company, including derivative securities.

6.	Penalties for insider trading

Penalties for insider trading are severe both for the individuals involved as well as for their employers.  The Company requires all Insiders to comply with the law and with this Policy. A person can be subject to some or all of the penalties listed below, even if they do not personally benefit from the violation.  Penalties may include:

■	Jail sentences;

■	Civil injunctions;

■	Civil treble (3x) damages;

■	Disgorgement of profits;

■	Criminal fines of up to three times the profit gained or loss avoided, whether or not the person actually benefited from the trading; and

■	Fines for the employers or other controlling person of up to the greater of $1 million or three times the amount of the profit gained or loss avoided.

In addition, under some circumstances, people who trade on inside information may be subjected to civil liability in private lawsuits.

Importantly, in the event of violation of this Policy, employees may also be subject to disciplinary action, including termination of employment for cause.

It is in the Company’s and its Insiders’ best interests to implement robust  procedures to prevent unlawful or improper trading and to ensure adherence to applicable laws and regulations.

7.	Procedures to prevent insider trading

The following procedures have been established to aid in the prevention of insider trading.  Every Insider must follow these procedures or risk sanctions, including: dismissal, substantial personal liability and criminal penalties.

8.	Questions to Ask

Prior to trading in Securities, and if you think you may have material non-public information, ask yourself the following questions:

■
Is the information material? Is this information that an investor would consider important in making an investment decision? Would you take it into account in deciding whether to buy or sell? Is this information that would affect the market price of the Securities, if generally disclosed?

■	Is the information non-public? To whom has this information been provided? Has it been effectively communicated to the marketplace? Has enough time gone by?

9.	Action Required

If you are at all uncertain as to whether any information you have is “inside information,” you must:

■	immediately report the matter to the HoL (or, in case of the HoL reporting, to the Chief Financial Officer);

■	refrain from trading the Securities; and

■	not communicate the information inside or outside the Company.

After the Insider and the HoL (or the Chief Financial Officer, if applicable) have reviewed the issue and consulted with in-house or outside counsel to the extent appropriate, the Insider will be instructed as to whether they may trade and/or communicate that information.

10.	Blackout Policy and Trading Window

To assure compliance with the Policy and applicable securities laws, the Company requires that all Insiders refrain from conducting transactions involving the purchase or sale of Securities during the period commencing fifteen (15) calendar days prior to the release of quarterly, semi-annual or annual results, as applicable, and ending at 12pm EST on the first trading day following such public disclosure. In addition, from time-to-time material non-public information regarding the Company may be pending. While such information is pending, the Company may impose a special “blackout” period during which the same prohibitions and recommendations shall apply.

Remember:  Even during any period of time wherein trading is permissible (a “Trading Window”), any person possessing material non-public information must not engage in any transactions in the Securities until the information has been made public and absorbed by the market.

11.	Pre-Clearance of Trades

All insiders must refrain from trading in Securities, even during a Trading Window, without first complying with the following “pre-clearance” process: Each such person must contact the HoL (or, in the case of the HoL (or any of the persons or entities described in Sections 2(b) and 2(c) of this Policy with respect to the HoL), the Chief Financial Officer) prior to commencing any trade and cannot proceed without their written confirmation.

12.	Post-Trade Reporting

Absent an exemption, all changes in beneficial ownership of Securities of a Section 16 Insider (or any of the persons or entities described in Sections 2(b) and 2(c) of this Policy with respect to a Section 16 Insider) must be reported under Section 16(a) of the Exchange Act. Accordingly, in addition to obtaining pre-clearance for a trade, as described above, all Section 16 Insiders are required to provide the Company with trade information as follows.

A Section 16 Insider is deemed to beneficially own any security from which they can derive a direct or indirect pecuniary benefit, other than in certain limited circumstances. A Section 16 Insider is considered the direct beneficial owner of all Securities held in their own name or held jointly with others. A Section 16 Insider is considered the indirect beneficial owner of any Securities from which they obtain benefits substantially equivalent to those of ownership.

A Section 16 Insider must inform all broker-dealers that may trade in Securities on such Section 16 Insider’s behalf of their status as a Section 16 Insider and arrange for such transaction information to be provided to the HoL on the day of any executed transaction.

The details of any transactions in  Securities (including any purchases, sales, gifts, donations or charitable contributions) by a Section 16 Insider must be reported to the HoL by such Section 16 Insider on the same day on which a trade order is placed or such a transaction otherwise is entered into. Such report shall include the date of the transaction, quantity of Securities, the price and the name of any broker-dealer through which the transaction was effected.

13.	Questions or concerns

Any questions or concerns regarding the Company’s Policy to detect and prevent insider trading should be directed to the HoL (or, in the case of the HoL (or any of the persons or entities described in Sections 2(b) and 2(c) of this Policy with respect to the HoL), to the Chief Financial Officer, as may be applicable).

Addendum A
INSIDER TRADING POLICY
CERTIFICATION FORM
I acknowledge that I have read and understood the policy to detect and prevent insider trading of Castor Maritime Inc. in its entirety and agree to abide by it.
CERTIFIED BY:

NAME:	(PRINT)

SIGNATURE:

DATE: